UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

  NexTier Oilfield Solutions Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-37988
(State or other jurisdiction	(Commission File Number)
of incorporation)

3990 Rogerdale Rd.
Houston,	Texas	77042
(Address of principal executive offices)		(Zip Code)

Kevin McDonald
Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary
(713) 325-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

 Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-l under the Securities Exchange Act (17 CFR 240.13p-l) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-l under the Securities Exchange Act (17 CFR 240.13q-l) for the fiscal year ended December 31, 2022.

Section 1 - Conflict Minerals Disclosure
NexTier Oilfield Solutions Inc. (including its subsidiaries, the “Company”), a Delaware corporation, files this Specialized Disclosure Form (Form SD) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the calendar year ended on December 31, 2022.

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

The Company has evaluated its current product lines and determined that, during the 2022 calendar year, certain products that the Company manufactured for sale to third parties contained “conflict minerals” (as defined by Form SD), and that such conflict minerals were necessary to the functionality or production of those manufactured products. Therefore, the Company conducted the reasonable country of origin inquiry required by Rule 13p-1, which was reasonably designed to determine whether any of the necessary conflict minerals in our products originated in a Covered Country (as defined in Exchange Act Release No. 34-67716) or came from recycled or scrap sources. Our reasonable country of origin inquiry included reaching out to the Company’s suppliers to request information on the origin of any conflict minerals contained in the materials supplied to the Company, including the sources of conflict minerals that are supplied to them from sub-tier suppliers. Based on the results of the inquiry and our due diligence, the Company has determined that some of the conflict minerals contained in its products did not originate in the DRC or an adjoining country. Nevertheless, the Company was unable to determine with any reasonable certainty the source and chain of custody of all of the conflict minerals used in its products during 2022.

A copy of the Conflict Minerals Report is also publicly available through the Company’s website at www.nextierofs.com. Information contained on or available through the Company’s website is not a part of or incorporated into this Form SD or any other report that the Company may file with or furnish to the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit
The Company has filed a copy of the Company’s Conflict Minerals Report as Exhibit 1.01 hereto, as required by Items 1.01 and 1.02 of Form SD.
Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2023

	By:	/s/ Kevin McDonald
	Name:	Kevin McDonald
	Title:	Executive Vice President, Chief Administrative Officer & General Counsel